EXHIBIT 1
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 13 May 2005 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 568.1572p per share.